Exhibit 3.677
CERTIFICATE OF FORMATION
OF
NEW YORK WASTE SERVICES, LLC
     Pursuant to § 18-201, Delaware Code Annotated, the undersigned states as follows:
     1. The name of the limited liability company is New York Waste Services, LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of New York Waste Services, LLC this 21st day of September, 2000.

ALLIED WASTE NORTH AMERICA, INC., a Delaware corporation, Sole Member
By:	/s/ Donald W. Slager
Donald W. Slager
Vice President, Operations